Exhibit 1
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                                   [Desc Logo]

                               DESC, S.A. DE C.V.


                                   N O T I C E


Pursuant to articles 181, 182, 183, 186 and 187 of the General Corporations Law, the Corporate By-laws and to a resolution of the Board of Directors, the shareholders of DESC, S.A. de C.V. are hereby called to a GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING, to be held at 12:00 pm on November 29, 2001, in the Auditorium located at Arco Torre I, Ground Floor, of the business center Arcos Bosques Corporativo, with its address at Paseo de Tamarindos No. 400-B, Col. Bosques de las Lomas, Mexico, D.F. 05120, to discharge the following:

                                   A G E N D A

I. PROPOSAL AND APPROVAL, IF APPROPRIATE, OF THE MERGER OF THE COMPANY AND ITS SUBSIDIARY GIRSA, S.A. DE C.V., WITH DESC, S.A. DE C.V. BEING THE SURVIVING ENTITY AND GIRSA, S.A. DE C.V., THE MERGED COMPANY, AND RESOLUTIONS FOR ITS IMPLEMENTATION.

II. PROPOSAL AND APPROVAL, IF APPROPRIATE, OF A RESOLUTION TO AMEND THE BY-LAWS OF THE CORPORATION, TO COMPLY PRIMARILY WITH THE NEW PROVISIONS OF THE SECURITIES MARKET ACT, AND RESOLUTIONS FOR ITS IMPLEMENTATION.

III. PROPOSAL AND APPROVAL, IF APPROPRIATE, OF A RESOLUTION TO CANCEL THE TREASURY SHARES OF THE COMPANY REPURCHASED BY IT.

IV.      DESIGNATION OF DEPUTIES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE
         MEETING.

V.       READING AND APPROVAL OF THE MINUTES OF THIS MEETING.

The shareholders are reminded that in order to attend the Meeting, they must deposit in the Secretariat of the Corporation, located at Paseo de los Tamarindos, No. 400-B, 27th. floor, Col. Bosques de las Lomas, Mexico, D.F. 05120, at least one day prior the date set for the Meeting, their stock certificates or a certificate issued by a credit institution or a brokerage house, evidencing deposit of their stock certificates. The admission cards shall be delivered against the delivery of said stock or deposit certificates. The


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shareholders may attend personally or be represented by an attorney-in-fact, appointed by a simple letter proxy.

                        Mexico, D.F., November 14th, 2001


                            /s/ Ernesto Vega Velasco


                              ERNESTO VEGA VELASCO
                       Secretary of the Board of Directors













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